UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-36596

TRILLIUM THERAPEUTICS INC.
(Translation of registrant's name into English)

96 Skyway Avenue, Toronto, Ontario M9W 4Y9, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Management Information Circular

99.2	Notice of Availability of Proxy Materials

99.3	Form of Proxy

99.4	Executive Employment Agreement - James Parsons

99.5	Executive Employment Agreement - Penka Petrova

99.6	Executive Employment Agreement - Niclas Stiernholm

99.7	Executive Employment Agreement - Robert Uger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLIUM THERAPEUTICS INC.
(Registrant)

Date: April 21, 2016	By:	/s/ James Parsons

James Parsons
	Title:	Chief Financial Officer